FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2014

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

ENERSIS S.A.

Inscription in Securities Register No. 175

Santiago, October 21, 2014

Ger. Gen. N° 88/2014

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador Bernardo O’Higgins  1449

Santiago, Chile

Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10 under Securities Market Law 18,045, and as established under General Norm N° 30 of the Superintendence, duly authorized on behalf of Enersis S.A., I hereby inform you of the following significant event:

A copy of the significant event released today by Endesa S.A., the parent company of Enersis S.A., domiciled in Spain, is attached hereto and it is related to the significant events published previously on September 11 and 17, and October 8 and 21, 2014.

The significant event released today, informs about agreements approved by the Extraordinary Shareholders’ Meeting of Endesa, S.A. held today, in which it was approved, among others, the sale to Enel Energy Europe, Sociedad Limitada Unipersonal, of the 20.3% of the shares that Endesa, S.A directly holds in Enersis S.A., and the 100% of the shares of Endesa Latinoamérica, S.A. (owner of a 40.32% of Enersis S.A. shares) for a total amount of 8.25 billion euros.

Sincerely yours,

c.c.:     Bolsa de Comercio de Santiago (Santiago Stock Exchange)

            Bolsa Electrónica de Chile (Electronic Stock Exchange)

            Bolsa Corredores de Valparaíso (Valparaíso Stock Exchange)

            Comisión Clasificadora de Riesgo (Risk Classification Commission)

            Banco Santander Santiago – Bond Holders Representative

            Depósito Central de Valores (Central Securities Depository)

ENDESA, S.A. (the “Company” or “Endesa”), in fulfillment of the provisions of article 82 of the Ley del Mercado de Valores (Spanish Securities Market Act), hereby submits the resolutions approved by Endesa’s Shareholders Extraordinary General Meeting held on 21 October 2014:

1.       Review and approval, as the case may be, of the sale to Enel Energy Europe, Single-Member Limited Liability Company (Sociedad Limitada Unipersonal) of (i) 20.3% of the shares of Enersis, S.A. which are held directly by Endesa and (ii) 100% of the shares of Endesa Latinoamérica, S.A. (holding 40.32% of the capital stock of Enersis, S.A.) currently held by Endesa, for a total amount of 8,252.9 million Euros.

On September 11, Enel, S.p.A., through the company Enel Energy Europe, Single-Member Limited Liability Company (Sociedad Limitada Unipersonal) (“Enel Energy”), a wholly-owned subsidiary of Enel and the majority shareholder of Endesa (holding 92.06% of capital stock), made a binding purchase offer for the 60.62% stake that Endesa holds, directly and indirectly, in the capital stock of the Chilean company Enersis S.A. (“Enersis”), which leads the Latin American business. In particular, the purchased shares would be (i) 20.3% of the shares of Enersis held directly by Endesa and (ii) 100% of the shares of Endesa Latinoamérica, S.A. (“Endesa Latam”) (holding 40.32% of the capital stock of Enersis) currently held by Endesa (“Purchases”).

The price of the purchase offer is 8,252.9 million Euros (based on an implied value per Enersis share of 215 Chilean pesos, which based on the September 10, 2014 exchange rate equals 0.28 Euros, after deducting the overheads and net liabilities of Endesa Latam, which equal negative 144 million Euros). This price was calculated using generally accepted international Valuation procedures and methodologies for this type of transactions.

The purchase offer includes a clause establishing that if, within two years of the execution of the Purchases, a third-party, not connected to Enel Group or Endesa Group, purchases from Enel Energy (or any Enel Group company) all or part of the Enersis shares held directly or indirectly by Enel Energy (or by any other Enel Group company), for a price per share, in cash, that exceeds the price per Enersis share under the Purchases, where acquisition of such shares causes the participation of Enel Energy (or any other Enel Group company) in Enersis (directly or indirectly) to fall below 60.62% of capital stock, Enel Energy shall be required to pay Endesa an amount equal to the difference between (i) the price per Enersis share of said acquisition and (ii) the price per Enersis share as calculated for the Purchases, multiplied by the number of Enersis shares subject, directly or indirectly, to such acquisition by a third-party, to the extent that such acquisition causes the Enel Group's participation to fall below 60.62% of capital stock. This clause does not apply, under any circumstances, to corporate restructuring within the Enel Group.

Furthermore, because the agreement includes a clause through which Enel Energy waives its right to bring any claims it may have against Endesa for liability for hidden defects, the price of the Purchases will in no case be adjusted downwards.

 On September 11, the terms of the offer were sent to Endesa's financial and strategic advisors, hired on the motion and by virtue of the resolutions adopted by Endesa's Independent Directors Committee and Board of Directors this past July 30, so that they can evaluate the offer and issue reports as necessary. Specifically, Merrill Lynch Capital Markets España, S.A., S.V. and Deutsche Bank, S.A.E. issued fairness opinions, made available to Endesa shareholders together with the convening notice of this Extraordinary General Meeting, which concluded that the compensation for the Purchases is, based on the analysis and in view of the rationale provided in the body of both fairness opinions, from a financial perspective, fair to Endesa shareholders. PricewaterhouseCoopers Asesores de Negocios, S.L. issued a report justifying the strategic fairness, from the perspective of the corporate interests of Endesa, of divestment of its activity in Latin America in accordance with the binding offer made by Enel.

Finally, Endesa asked Clifford Chance LLP, as legal advisor to the Independent Directors Committee, to issue a report dealing with the commercial questions raised by the transaction and, in particular, to evaluate the Transaction from the perspective of the corporate interests of Endesa and its minority shareholders.

On the basis of the aforementioned reports, the Board of Directors of Endesa also drew up a report on the Purchases and distribution of dividends to shareholders proposed under item three of the Agenda. This report was made available to the shareholders at the time the Shareholder Meeting was called.

In light of the resolutions passed by the Independent Directors Committee and of the favorable report drawn up by the Audit and Compliance Committee and sent to the Board, the Board of Directors concludes that:

(a) the Purchases are beneficial for both companies and, for that matter, for their respective shareholders, and that such Purchases are adequately justified according to the corporate interests of Endesa, and thus confirms the reports issued by the advisors hired by Endesa to assess the strategic, business, and legal aspects of the transaction;

(b) the compensation offered for the shares subject to the Purchases is justified and fair from a financial perspective, as the fairness opinions issued by Endesa's financial advisors considered such compensation to be adequate; and

(c) the representatives of the Company followed the transparency and independence protocol established in their decision making, guaranteeing the validity of the procedure followed to approve the Transaction, as confirmed by the report issued by the legal advisors hired by Endesa.

Based on the above, following the proposal of the Independent Directors Committee, and with the prior favorable opinion of the Audit and Compliance Committee, it is hereby resolved to accept the offer of Enel Energy under the terms received. Accordingly, the 60.62% of the capital stock that Endesa holds, directly and indirectly, in the Chilean company Enersis, will be transfered to Enel Energy. That is, (i) 20.3% of the shares of Enersis directly held by Endesa and (ii) 100% of the shares of Endesa Latam (holding 40.32% of the capital stock of Enersis) currently held by Endesa. The total sale consideration will be 8,252.9 million Euros (based on an implied value per Enersis share of 215 Chilean pesos, which based on the September 10, 2014 exchange rate equals 0.28 Euros, after deducting the overheads and net liabilities of Endesa Latam, which equal negative 144 million Euros).

2.       Review and approval, as the case may be, of the proposed division and transfer of share premiums and merger reserves, and of the partial transfer of legal and revaluation reserves (Royal Decree-Law 7/1996), to voluntary reserves.

With regard to share premiums, it is hereby resolved that the share premium account will be divided into three sub-accounts (share premium from equity and 1999 merger premium, share premium from unrestricted reserves, and share premium from retained earnings). It is further resolved that the necessary transfers among the three aforementioned sub-accounts will be made, such that the resulting balances will be 612,272,895.39 Euros, 675,000,000.00 Euros, and 88,799,794.10 Euros, respectively.

With regard to merger reserves, it is hereby resolved that the merger reserves account will be divided into three sub-accounts (merger reserves from equity and 1999 merger premium, merger reserves from unrestricted reserves, and merger reserves from retained earnings). It is further resolved that the necessary transfers among the three aforementioned sub-accounts will be made, such that the resulting balances will be 993,618,046.37 Euros, 867,296,045.36 Euros, and 189,709,356.27 Euros, respectively.

With regard to the legal reserves account, it is hereby resolved that 30,933,866.06 Euros will be transfered to voluntary reserves.

With regard to the revaluation reserves under Royal Decree-Law 7/1996, it is hereby resolved that 1,310,000,000 Euros will be transferred to voluntary reserves.

3.       Review and approval, as the case may be, of the distribution of special dividends for a gross amount per share of 7.795 Euros (i.e. a total of 8,252,972,752.02 Euros) charged to unrestricted reserves.

Subject to prior approval of Item One on the Agenda for this Extraordinary General Shareholders' Meeting, the distribution of a special cash dividend for a gross amount per share of 7.795 Euros, resulting in a total distribution of 8,252,972,752.02 Euros, charged to the following reserves, is hereby approved:

- Retained Earnings: 3,154,355,362.52 Euros

- Voluntary Reserves: 2,227,000,000.00 Euros

- Royal Decree 1514/2007 Reserves: 200,923,808.37 Euros

- Share Premium from Equity and 1999 Merger Premium Shares: 612,272,895.39 Euros

- Share Premium from Unrestricted Reserves: 675,000,000.00 Euros

- Merger Reserves from Equity and 1999 Merger Premiums: 516,124,640.38 Euros

- Merger Reserves from Unrestricted Reserves: 867,296,045.36 Euros

The payment of dividends shall be effective as of October 29, 2014, in accordance with the operating rules of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Financial Systems Company or IBERCLEAR).

4.       Review and approval, as the case may be, of the ratification, reappointment, and appointment of members of the Board of Directors for the period established in the Bylaws:

4.1.- Ratification of the appointment by co-optation of Mr. Francesco Starace and of reappointment as shareholder-appointed director of the Company.

Ratification of the appointment of Mr. Francesco Starace, appointed by co-optation by virtue of the resolution passed by the Board of Directors in its meeting held on June 16, 2014, and of his reelection, by prior referral from the Appointments and Compensation Committee, as a member of the Board of Directors of the Company for a period of four years as established in the Bylaws.

In accordance with Article 38 of the Corporate Bylaws, the Director shall be a shareholderappointed director.

A biographical sketch on Mr. Starace is available to the shareholders on the company’s website.

4.2.- Appointment of Mr. Livio Gallo as shareholder-appointed director.

Appointment of Mr. Livio Gallo as a member of the Board of Directors for a term of four years as established in the Bylaws.

The proposal for appointment of Mr. Gallo is submitted by the Board of Directors to the General Meeting following the favorable report of the Appointments and Compensation Committee.

In accordance with Article 38 of the Corporate Bylaws, the Director shall be a shareholderappointed director.

A biographical sketch on Mr. Gallo is available to the shareholders on the company’s website.

4.3.- Appointment of Mr. Enrico Viale as shareholder-appointed director.

Appointment of Mr. Enrico Viale as a member of the Board of Directors for a term of four years as established in the Bylaws.

The proposal for appointment of Mr. Viale is submitted by the Board of Directors to the General Meeting following the favorable report of the Appointments and Compensation Committee.

In accordance with Article 38 of the Corporate Bylaws, the Director shall be a shareholder appointed director.

A biographical sketch on Mr. Viale is available to the shareholders on the company’s website.

4.4.- Ratification of the appointment by co-optation of Mr. José Damián Bogas Gálvez.

Ratification of the appointment of Mr. José Damián Bogas Gálvez, appointed by co-optation by virtue of the resolution passed by the Board of Directors in its meeting held on October 7, 2014, by prior referral from the Appointments and Compensation Committee, as a member of the Board of Directors of the Company for a period of four years as established in the Bylaws.

In accordance with Article 38 of the Corporate Bylaws, the Director shall be a shareholderappointed director.

A biographical sketch on Mr. Bogas is available to the shareholders on the company’s website.

5. Delegation to the Board of Directors to execute and implement resolutions adopted by the General Meeting, as well as to substitute the powers it receives from the General Meeting, and the granting of powers to the Board of Directors to raise such resolutions to a public deed and to register and, as the case may be, correct such resolutions.

1. Delegation to the Company’s Board of Directors of the broadest authorities to adopt such resolutions as may be necessary or appropriate for the execution, implementation, effectiveness and successful conclusion of the General Meeting resolutions and, in particular, for the following acts, without limitation:

(i) to clarify, specify and finalize the resolutions of this General Meeting and to resolve any doubts or issues presented, remedying defects and omissions which may prevent or impair the effectiveness or registration of the pertinent resolutions;

(ii) to execute such public and/or private documents and carry out such acts, legal business, contracts,

declarations, and transactions as may be necessary or appropriate for the execution and implementation of the resolutions adopted at this General Meeting; and

(iii) to delegate, in turn, to the Executive Committee or to one or more Directors, who may act jointly and severally, the powers conferred in the preceding paragraphs.

2. To empower the Chairman of the Board of Directors, Mr. Borja Prado Eulate and the Secretary of the Board of Directors, Mr. Salvador Montejo Velilla, in order that, any of them, indistinctly, may:

(i) carry out such acts, legal business, contracts and transactions as may be appropriate in order to register the preceding resolutions with the Mercantile Registry, including, in particular, inter alia, the powers to appear before a Notary Public in order to execute the public deeds or notarial records which are necessary or appropriate for such purpose, to publish the pertinent legal notices and formalize any other public or private documents which may be necessary or appropriate for the registration of such resolutions, with the express power to remedy them, without altering their nature, scope or meaning; and

(ii) to appear before the competent administrative authorities, in particular, the Ministries of Economy  and Competitiveness, Finance and Public Administrations, and Industry, Energy and Tourism, as well as before other authorities, administrations and institutions, and in particular, the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores), the Securities Exchange Governing Companies and any other entity which may be competent in relation to any of the resolutions adopted, in order to carry out the necessary formalities and actions for the most complete implementation and effectiveness thereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
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Title: Chief Executive Officer

Date: October 22, 2014